Exhibit 99.1

NEWS RELEASE

Endeavour Silver Acquires Option to Purchase San Sebastián
Silver-Gold Properties in Jalisco State, Mexico

Vancouver, Canada – February 9, 2010 - Endeavour Silver Corp. (TSX:EDR)(TSX:EDR.WT) (NYSE Amex:EXK)(DBFrankfurt:EJD) announces that it has acquired an option to purchase the San Sebastián silver-gold properties in Jalisco State, Mexico from IMMSA (Grupo Mexico), one of the largest mining companies in Mexico.

San Sebastián del Oeste is an historic silver and gold mining district located in south-western Jalisco State, approximately 155 kilometres (km) southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, Santa Quiteria (75 tonnes per day), continues to operate in the district. The San Sebastián properties being acquired by Endeavour surround the Santa Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the Company.

The San Sebastián properties (3,320 hectares) cover a classic, low sulfidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián del Oeste and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulfide minerals (pyrite, argentite, galena, and sphalerite). Each vein cluster spans about a 3 km by 3 km in area. In total, more than 50 small mines were developed historically within at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized ore-bodies. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 grams per tonne (gpt) silver and 0.5 gpt gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián properties both along strike and immediately down dip.

Although the San Sebastián silver mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s. IMMSA systematically assayed more than 200 rock samples from many of the old mines, the highlights of which are shown in the following table:

IMMSA Sampling Highlights

Mine	Width (m)	Silver (gpt)	Gold (gpt)
La Quiteria	Random grabs	10 – 9,649	0.01 – 11.92
San Agustín	Random grabs	24 – 1,770	0.01 – 3.12
El Tajo	Random grabs	74 – 933	0.06 – 1.62
Terronera	Random grabs	16 – 397	0.01 – 4.67
El Padre	Random grabs	15 – 571	0.01 – 0.44
El Fraile	1.5	363	1.44
Demócrata	1.0	814	0.98
La Luz	1.3	325	28.0
Los Reyes	1.0	1,485	3.35
San Antonio	1.25	823	0

IMMSA also drilled 17 widely spaced diamond drill holes, mostly on the Terronera vein. The drilling succeeded in intersecting widespread silver-gold mineralization ranging from 0 to 1 gram per tonne (gpt) gold and from 50 to 150 gpt silver over 2 to 6 meter (m) widths. Since the known high-grade silver-gold ore-body at the Santa Quiteria mine is restricted to a discrete, plunging ore-body measuring about 200

250 m long by 200-250 m deep by 2.5-5.0 m thick, Endeavour exploration personnel are of the opinion that substantial potential exists to find additional high grade mineralized zones within the several dozen kilometers of known veins on the San Sebastián properties. The vast majority of these veins have never been drilled.

To view a video with Chairman and CEO Bradford Cooke's commentary on the acquisition click here.

Endeavour geologists collected 17 rock samples from some of the historic mines on the San Sebastián properties. Sampling highlights are shown in the following table:

Endeavour Sampling Highlights

Sample (m)	Width (m)	Silver (gpt)	Gold (gpt)
QT-1	Selected grabs - waste dump	279	0.7
QT-3	Selected grabs - high grade	6,843	36.1
QT-5	Random grabs - conveyor belt	430	1.5
QT-6	Selected grabs - high grade	11,824	40.3
VR-1	Selected grabs - waste dump	419	1.17
VLR-1	Selected grabs - waste dump	261	0.48
VL-1	2.5m x 2.5m grab – waste dump	320	3.36

Endeavour can acquire a 100% interest in the San Sebastián properties from IMMSA by making cash payments totaling US$2.75 million and spending US$2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on mineral production from the properties. Endeavour was introduced to the San Sebastián opportunity by Candiani Mining, a mineral consulting company based in Mexico City.

Bradford Cooke, Chairman and CEO of Endeavour, commented, “We are pleased to conclude this San Sebastián transaction, as it represents an attractive first step in our acquisition strategy for 2010. We plan to expand our silver project portfolio by continuing to consolidate our land-holdings in Guanaceví and Guanajuato; by acquiring one or two new district-scale exploration opportunities like San Sebastián; and by continuing to evaluate both resource development projects, as well as operating silver mines. Our exploration team plans to commence exploration field work at San Sebastián shortly so that new high grade silver-gold targets can be readied for drilling later this year.”

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the sampling program at the San Sebastián Project. All samples were shipped to Inspectorate Labs in Durango, Mexico, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with a gravimetric finish.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help propel Endeavour to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.